[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 12, 2020

BY E-MAIL AND BY EDGAR

Division of Corporate Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attn:	Jason Drory
Mary Beth Breslin

Re:	NANO-X IMAGING LTD
Registration Statement on Form F-1
Submitted July 30, 2020
CIK No. 0001795251

Dear Mr. Drory and Ms. Breslin:

On behalf of NANO-X IMAGING LTD, a company organized under the laws of the State of Israel (the “Company”), we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 11, 2020 (the “Comment Letter”) in connection with the above-referenced Registration Statement (the “Registration Statement”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Mr. Jason Drory and Ms. Mary Beth Breslin
Securities and Exchange Commission
August 12, 2020

Form F-1 filed July 31, 2020
Our Strategy, page 3

1.
We note your updated disclosure that you have now “entered into collaboration agreements with cloud-based enterprises.” Please describe the material terms of these agreements. In addition, please file the collaboration agreements as exhibits or tell us why you believe these agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the collaboration agreements are entered into with the Company’s AI partners, the material terms of which are already disclosed under “Business—Commercial Agreements—Collaboration Agreements—Collaboration Agreements with our AI Partners.”  The Company will revise its disclosure on pages 3 and 81 of the Registration Statement to clarify that these collaboration agreements are entered into with its AI partners instead of cloud-based enterprises.

The Company respectfully advises the Staff that these collaboration agreements with AI partners were entered into in the ordinary course of business and the Company is not substantially dependent on any of these agreements. As part of its business plan, the Company expects the Nanox.CLOUD to be able to perform a wide range of functionalities, including connecting to multiple third-party AI diagnostics software. As a result, the Company has been routinely seeking collaboration arrangements with AI partners mainly to commercialize medical AI solutions in connection with medical imaging scans. The net amounts payable to the Company under these collaboration agreements are expected to be insignificant to the Company’s future profitability. In addition, the collaboration agreements do not fall under Item 601(b)(10)(ii)(B) of Regulation S-K as in the case of any license or other agreement to use a patent, formula or trade secret upon which the Company’s business depends to a material extent. The Company’s business is mainly dependent on its proprietary digital X-ray source and the related medical imaging system, and the Company does not expect to rely on any license to be granted by the AI partners for the operation of its core business. Because none of the collaboration agreements qualify under the definition of “material contract” provided under Item 601(b)(10) of Regulation S-K, they are not required to be filed as exhibits to the Registration Statement.

Collaboration Agreement with SK Telecom, page 93

2.
Please disclose the material terms of your material agreements, such as the expiration term and termination provisions of your collaboration agreement with SK Telecom. Please file the agreement as an exhibit or tell us why you believe such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

Mr. Jason Drory and Ms. Mary Beth Breslin
Securities and Exchange Commission
August 12, 2020

Response

In response to the Staff’s comment, the Company will revise its disclosure on page 129 of the Registration Statement to provide additional discourse of the material terms of the collaboration agreement with SK Telecom (the “SKT Collaboration Agreement”).

The Company respectfully advises the Staff that, while the Company believes that the collaboration with SKT is important to the business of the Company, the SKT Collaboration Agreement itself is of immaterial significance to the Company. The parties only agree to further explore and engage in good faith to develop a definitive agreement for the deployment of Nanox Systems in South Korea and Vietnam, and the Company agrees to use commercially reasonable efforts to establish a wholly-owned subsidiary in South Korea with the support of SK Telecom. As a result, at this stage the SKT Collaboration Agreement only represents the parties’ mutual interests in exploring potential commercial collaboration opportunities in the future, and neither the Company nor SK Telecom has any binding obligations under the agreement with respect to the deployment of Nanox Systems or the establishment of the Korean subsidiary until a definitive agreement is entered into by the parties.

Because the SKT Collaboration Agreement is immaterial to the Company, it is not required to be filed as exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

General

3.
On page 5 and page 77 you state you have not elected to opt out of the extended transition period under Section 107(b) of the JOBS Act. However, your risk factor disclosure on page 45 states that you have elected to opt out of this provision. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

Response

In response to the Staff’s comment, the Company will revise its disclosure on page 45 of the Registration Statement to correct the inconsistencies.

Mr. Jason Drory and Ms. Mary Beth Breslin
Securities and Exchange Commission
August 12, 2020

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (212) 735-3416 or andrea.nicolas@skadden.com.

Very truly yours,

/s/ Andrea L. Nicolas
Andrea L. Nicolas, Esq.

cc:	Li Xiao
Kate Tillan
Securities and Exchange Commission